SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)

               Under The Securities Exchange Act of 1934
                        (Amendment No.  3  )*

                         Unique Mobility, Inc.
                           (Name of Issuer)

                Common Stock, $0.01 par value per share
                    (Title of Class of Securities)

                              909154 10 6
                            (CUSIP Number)

                        D. Stephen Antion, Esq.
                         O'Melveny & Myers LLP
1999 Avenue of the Stars, Los Angeles, CA 90067,   Telephone (310) 553-6700
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 4, 1999
                 (Date of Event Which Requires Filing
                          Of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class f securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    EV Global Motors Company

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                          (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    California

    NUMBER OF SHARES OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                        7         SOLE VOTING POWER
                                  453,464 shares.**

                        8         SHARED VOTING POWER
                                  None

                        9         SOLE DISPOSITIVE POWER
                                  453,464 shares.**

                       10         SHARED DISPOSITIVE POWER
                                  None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    453,464 shares.**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*  [ ]

13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7%

14  TYPE OF REPORTING PERSON*
    CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** All of such shares are held of record by EV Global Motors Company. LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors
Company.

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    LKL Family Limited Partnership

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                          (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    N/A**

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

    NUMBER OF SHARES OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                        7         SOLE VOTING POWER
                                  453,464 shares.**

                        8         SHARED VOTING POWER
                                  None

                        9         SOLE DISPOSITIVE POWER
                                  453,464 shares.**

                       10         SHARED DISPOSITIVE POWER
                                  None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    453,464 shares.**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*  [ ]

13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7%

14  TYPE OF REPORTING PERSON*
    PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  All of such shares are held of record by EV Global Motors
Company.
LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors
Company.

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lee Iacocca & Associates, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                          (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    N/A**

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Michigan


    NUMBER OF SHARES OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                        7         SOLE VOTING POWER
                                  453,464 shares.**

                        8         SHARED VOTING POWER
                                  None

                        9         SOLE DISPOSITIVE POWER
                                  453,464 shares.**

                       10         SHARED DISPOSITIVE POWER
                                  None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    453,464 shares.**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7%

14  TYPE OF REPORTING PERSON*
    CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   All of such shares are held of record by EV Global Motors Company.
LKL Family Limited Partnership, Lee Iacocca & Associates, Inc.
and Lido A. Iacocca are each control persons of EV Global Motors
Company.

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lido A. Iacocca

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                          (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    N/A**

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

    NUMBER OF SHARES OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                        7         SOLE VOTING POWER
                                  460,767 shares.**

                        8         SHARED VOTING POWER
                                  None

                        9         SOLE DISPOSITIVE POWER
                                  460,767 shares.**


                       10         SHARED DISPOSITIVE POWER
                                  None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    460,767 shares.**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*  [ ]

13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.8%

14  TYPE OF REPORTING PERSON*
    IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   453,464 of such shares are held of record by EV Global Motors
Company and 5,333 of such shares are subject to currently exercisable options held of record by Mr. Iacocca.  LKL Family Limited
Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors Company.

This Amendment No. 3 amends the information contained in the Statement on Schedule 13D filed by EV Global Motors Company, LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca on June 27, 1997, as amended by that certain Amendment No. 1 to Schedule 13D filed by such persons on February 26, 1998 and by that certain Amendment No. 2 to Schedule 13D filed by such persons on May 10, 1999, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 2.  IDENTITY AND BACKGROUND

Schedule A is amended by deleting it in its entirety and replacing it with Schedule A hereto.

ITEM 4.  PURPOSE OF TRANSACTION

The information contained herein amends and supplements the information contained in Item 4 of Amendment No. 2 to this
Schedule 13D.

     In August 1997, Lee Iacocca became a director of the Company and, in addition to being granted 2,000 shares of the Company's Common Stock, was granted options to purchase 16,000 shares of the Company's Common Stock pursuant to the Unique Mobility, Inc. Stock Option Plan for Non-Employee Directors (the "Director Plan"). Such options vest in three equal installments, the first of which vested in August 1998. Accordingly, 5,333 of such options are currently exercisable, and 5,333 additional options are exercisable within 60 days of the date hereof. In September 1998, Mr. Iacocca was granted an additional 16,000 options pursuant to the Director Plan. Such options vest in three equal installments, commencing on each anniversary of the grant date. Accordingly, 5,333 of such options are exercisable within 60 days of the date hereof.

     On August 4, 1999, EV Global disposed of 525,400 shares of the Company's Common Stock in a privately negotiated transaction to Terra Healthy Living Ltd. This transaction was undertaken to raise proceeds for EV Global's participation in a joint venture to engage in the environmentally sensitive development of Windermere Island in The Bahamas by Windermere Eco Development Limited, a Bahamian company ("WED"), as further described below. The Company is also participating in this joint venture. Terra Healthy Living Ltd. is a wholly owned subsidiary of Terra Trust Investment AG. Martin Brenner is President of Terra Trust Investment AG. Mr. Brenner is also the Chief Executive Officer of one of the Company's existing shareholders, Versicherungs Treuhand Zurich AG, the Swiss company that is the sponsor of the Windermere Island development.

     In December 1998, EV Global agreed to loan up to $4,725,000 to WED. The maximum amount of the loan has since been increased to $5,225,000, with EV Global having the right to convert the loan into approximately 50.4% of the total outstanding equity of WED. The Company has a 9.57% participation interest in the loan and, if the loan is converted, the right to convert its participation interest into the appropriate number of shares of WED. The sale of the 525,400 shares of the Company's Common Stock was in order for EV Global to raise funds to make the loan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended by deleting it in its entirety and replacing it with the following:

     (a)-(b) As of August 4, 1999, the Reporting Persons and the other persons identified in Item 2 of this Schedule 13D beneficially owned the number and percentage of shares of the Company's common stock indicated below:


                                    Number              Percentage of
     Name                           of Shares        Outstanding Shares(1)

   EV Global Motors Company         453,464             2.7%

   LKL Family Limited Partnership   453,464(2)          2.7%

   Lee Iacocca & Associates, Inc.   453,464(2)          2.7%

   Lido A. Iacocca                  460,767(3)          2.8%(4)

---------------
(1)  Based upon 16,568,522 shares of the Company's common stock reported to be outstanding at June 14, 1999 in the Company's
     Quarterly Report on Form 10-Q for the quarterly period ended
     December 31, 1998.

(2) These shares are owned by EV Global. EV Global has the sole power to vote and dispose of all of the shares owned by it.
     See Item 2.

(3) 453,464 of these shares are owned by EV Global. EV Global has the sole power to vote and dispose of all of the shares owned by it. 2,000 of these shares are owned by Lido A.
     Iacocca and 5,333 of these shares are subject to currently exercisable options owned by Mr. Iacocca. Mr. Iacocca has the sole power to vote and dispose of all of the shares and options owned by him. See Item 2.

(4)  Based on 16,573,855 outstanding shares of the Company's
     Common Stock, which amount is equal to the number of shares of the Company's Common Stock reported to be outstanding at June 14, 1999 in the Company's Annual Report on Form 10-K for the year ended March 31, 1999 plus the 5,333 shares that would be issued upon Mr. Iacocca's exercise of his 5,333 currently exercisable options.

     (c) The last two paragraphs of Item 4 are incorporated herein by reference.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares set forth above.

     (e)  On August 4, 1999, each of EV Global Motors Company,
LKL Family Limited Partnership, Lee Iacocca & Associates and Lido
A. Iacocca ceased to be the beneficial owner of more than five percent of the Company's Common Stock. See Item 4.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
          WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by deleting paragraph (f) in its entirety and replacing it with paragraph (f) below:

     (f) Upon becoming a director of the Company in August 1997, Mr. Iacocca was issued 2,000 shares of the Company's common stock, and was granted options to purchase 16,000 shares of the Company's common stock pursuant to the Unique Mobility, Inc. Stock Option Plan for Non-Employee Directors (the "Director Plan"). Such options vest in three equal installments, the first of which vested in August 1998. Accordingly, 5,333 of such options are currently exercisable and 5,333 additional options will be exercisable within 60 days of the date hereof. Mr. Iacocca was also granted options to purchase 16,000 shares of the Company's common stock pursuant to the Director Plan on September 14, 1998. The options become exercisable in three equal annual installments commencing on each anniversary of the grant date. Accordingly, no options are currently exercisable, and 5,333 of such options will be exercisable within 60 days of the date hereof.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by adding the following Exhibit:

Item 7.10 Agreement of Joint Filing by and among EV Global, LKL,
          LIA and Lido A. Iacocca dated August 13, 1999.

                           SIGNATURES

  After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    August 13, 1999

                 EV GLOBAL MOTORS COMPANY, a California
corporation

                 By:            /s/ Lido A. Iacocca
                    -------------------------------
                 Name:     Lido A. Iacocca
                 Title:    Chief Executive Officer


                 LKL FAMILY LIMITED PARTNERSHIP

                    By:  LEE IACOCCA & ASSOCIATES, INC.
                       --------------------------------
                            Its General Partner


                    By:       /s/ Lido A. Iacocca
                       -------------------------------
                       Name:     Lido A. Iacocca
                       Title:    President

                 LEE IACOCCA & ASSOCIATES, INC., a Michigan corporation

                 By:       /s/ Lido A. Iacocca
                     --------------------------
                 Name:     Lido A. Iacocca
                 Title:    President

                 /s/ Lido A. Iacocca
                 -------------------
                  Lido A. Iacocca

                           Schedule A
                  Directors and Executive Officers

          The name, present principal occupation and present business address of each executive officer and director of EV Global Motors Company and Lee Iacocca & Associates, Inc. are set forth below.
All of the persons listed below are United States citizens.

                          I.  EV GLOBAL MOTORS COMPANY


                 Position with EV
                 Global Motors      Present Principal  Business
Name             Company            Occupation         Address

Lido A. Iacocca  Chairman and       Chairman and       10900 Wilshire
                  Chief Executive    Chief Executive    Boulevard
                  Officer,           Officer of EV     Suite 310
                 Director            Global Motors     Los
Angeles, CA
                                     Company            90024

John Dabels      Consultant         Consultant to      10900 Wilshire
                                     EV Global          Boulevard
                                     Motors Company    Suite 310
                                                       Los
Angeles, CA
                                                        90024

Irene DiVito     Vice President of  Vice President of  10900 Wilshire
                  Communications,     Communications,   Boulevard
                  Secretary,          and Treasurer    Suite 310
                  Treasurer,          of EV Global     Los Angeles, CA
                  Director            Motors Company    90024

                       II.  LEE IACOCCA & ASSOCIATES, INC.

                 Position with Lee
                 Iacocca &          Present Principal  Present
Name             Associates, Inc.   Occupation         Business
Address

Lido A. Iacocca  President, Sole    Chairman and       10900 Wilshire
                                     Chief              Boulevard
                 Director           Executive Officer  Suite 310
                                     of EV Global      Los Angeles, CA
                                     Motors Company     90024

Lia Iacocca      Secretary          Consultant         48285 Monterra
  Assad                                                 Circle West
                                                       Palm Desert, CA
                                                        92660

                          Exhibit 7.10

                    Agreement of Joint Filing
                 (Pursuant to Rule 13d-1(f)(2))

                         August 13, 1999



          EV Global Motors Company ("EV Global"), the LKL Family Limited partnership, a Delaware limited partnership ("LKL"), Lee Iacocca & Associates, Inc., a Michigan corporation ("LIA"), and Lido A. Iacocca hereby agree that an Amendment No. 3 to Securities and Exchange Commission ("SEC") Schedule 13D dated, August 13, 1999, and relating to the Common Stock, $0.01 par value, of Unique Mobility, Inc., a Colorado corporation (the "Issuer"), shall be jointly filed on behalf of each of them with the SEC, the American Stock Exchange, the Boston Stock Exchange, the Pacific Stock Exchange, the Chicago Stock Exchange and the Issuer.

          EV Global, LKL, LIA and Lido A. Iacocca further agree and understand that they are not members of a group for purposes of acquiring, selling or voting the securities of the Issuer and that they have not entered into any agreement to act in concert with relation to the securities of the Issuer.

                         EV GLOBAL MOTORS COMPANY

                         By:  /s/  Lido A. Iacocca
                             Name:     Lido A. Iacocca
                             Title:    Chief Executive Officer

                         LKL FAMILY LIMITED PARTNERSHIP

                         By:  LEE IACOCCA & ASSOCIATES, INC.
                              Its General Partner

                              By:  /s/  Lido A. Iacocca
                                  Name:     Lido A. Iacocca
                                  Title:    President

                         LEE IACOCCA & ASSOCIATES, INC.

                         By:  /s/  Lido A. Iacocca
                              Name:     Lido A. Iacocca
                              Title:    President

                         /s/  Lido A. Iacocca
                              Lido A. Iacocca